
03025814



ANNUAL REPORT

FOREST LABORATORIES, INC.

2003

YEAR ENDED MARCH 31, 2003

Forest Laboratories develops, manufactures and markets pharmaceutical products principally in the United States and Europe. Forest's primary therapeutic markets include central nervous system disorders, hypertension and pulmonary disorders. Forest is currently developing additional compounds in these areas as well as in pain management and gastrointestinal disorders. Forest's principal products include Lexapro™, a selective serotonin reuptake inhibitor (SSRI) for the treatment of depression; Celexa™, also for depression; Benicar™,* an angiotensin receptor blocker (ARB) for the treatment of hypertension; and Aerobid®, a metered dose inhaler for treating asthma.

In the United States, Forest's branded pharmaceutical products are marketed directly by the Company's Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare and Forest Specialty Sales salesforces. The Company's generic products are marketed directly by its Inwood Laboratories, Inc. subsidiary.

In the United Kingdom, Ireland and certain export markets, Forest products are marketed by the Company's subsidiaries, Forest Laboratories U.K. and Forest Tosara Ltd.

Forest Laboratories common stock is traded on the New York Stock Exchange, trading symbol—FRX.

*Benicar is a registered trademark of Sankyo Pharma.


NET REVENUES
(In thousands)
$2,000,000
1,500,000
1,000,000
500,000
0
99 00 01 02 03


NET INCOME
(In thousands)
$600,000
450,000
300,000
150,000
0
99 00 01 02 03

FINANCIAL HIGHLIGHTS

FISCAL YEARS ENDED MARCH 31, *(In thousands, except per share data)*	2003	2002
Net revenues	$2,245,806	$1,601,824
Income before income taxes	820,569	470,178
Income taxes	198,581	132,224
Net income	621,988	337,954
Net income per common and common equivalent share–diluted	$1.66	$0.91
Weighted average number of common and common equivalent shares outstanding–diluted	373,702	370,484


RESEARCH & DEVELOPMENT
(In thousands)
$200,000
150,000
100,000
50,000
0
99 00 01 02 03


STOCKHOLDERS' EQUITY
(In thousands)
$2,000,000
1,500,000
1,000,000
500,000
0
99 00 01 02 03



I wrote last year about integrity in business. It is still an issue, perhaps a more pervasive one than at first imagined. Some of the most austere names in banking and the professions have been called to account. In some cases their offenses, although they may not

LETTER TO OUR STOCKHOLDERS

reflect the most fastidious rectitude, would have been passed as acceptable practice in the past. In other cases there have been the most blatant, shameful frauds, so extreme it is astonishing that anyone could conceive them or expect them to survive. Still other practices have been uncovered that if not clearly illegal, certainly stretch the law beyond its purpose, or are just plain shoddy and exploitive. A good cleanup is timely.

But as a result of the extraordinary daring of those excesses we are now going through a period of over correction. The understandably passionate response to the egregious fraud has led to some complex and distracting compliance requirements that burden us all. In some cases it is even hard work to negotiate the labyrinthine route to the purpose of some of these new requirements. Of course, we have to comply with the letter and intent of the law. But greed and ingenuity are still intact in our species and so it probably will not take too long before the venal genes find another way to operate.

The pharmaceutical industry for long has not been a media favorite, although for what we accomplish in relieving pain and prolonging life we ought to be adored—because our achievements are so beneficial, so brilliantly conceived and developed, so painstakingly arrived at after so much arduous labor and vast expense and risk. The pharmaceutical industry is neither more nor less altruistic or venal than any other business and our promotional practices are reticent and modest compared to the consumer or entertainment industries, aside from being closely regulated by the FDA. We are simply more exposed because our products are not disposable frivolities but often essential necessities, and our healthcare system does not yet provide sufficient and affordable access to them. Pharmaceutical profits are not the issue at all. They are the smallest part of healthcare costs. Nevertheless the politicians and the media revel in making them the scapegoat for the much more serious and complex issue of making all the increasing and invaluable health benefits more widely available.

On the other hand, the potency of and the necessity for our products, and the fact that patients (and the government that often pays the bill) have limited choices, does put a higher burden of responsibility on our industry than if we were selling confections.

We are dealing with health and pain and profound human happiness, and not entertainment. Marketing our products requires us to scrupulously inform physicians about those products. We are constantly communicating with physicians, but it must always be accurate and in ways that ultimately serve their patients' interests. Above all, it is incumbent on us not to abuse our access to physicians in ways that compromise their responsibility to their patients.

We believe therefore that attempting to influence physicians through their patients, like utilizing direct to consumer advertising, is often inappropriate and we have refrained from that type of promotion.

ABOVE ALL, IT IS INCUMBENT ON US NOT TO ABUSE OUR ACCESS TO PHYSICIANS IN WAYS THAT COMPROMISE THEIR RESPONSIBILITY TO THEIR PATIENTS.

Forest, of course, is significantly smaller than the Big Pharma companies. But our history proves that we can develop and market pharmaceutical products as well as the largest companies. In fact, our more modest size has been a virtue because our energies are more concentrated. Our size limits the number of projects we can undertake, but not at all the quality of what we can accomplish. Our size encourages the entrepreneurship that pervades Forest. It has also proven invaluable in securing product licenses from development companies that appreciate the focus that we can give their products and are concerned that their products may be lost in the vast repertory of the much larger companies.

The financial statements in this report describe our successful results for the fiscal year that ended on March 31, 2003. Our results are largely based on our antidepression franchise—Lexapro and Celexa—which together now command the highest percentage of new prescriptions in the SSRI category. That is an achievement attributable first and foremost to the virtues of the products themselves. We had thought Celexa was the best of the SSRI's, but Lexapro, the S-enantiomer of Celexa, is even better.

That result was by no means a forgone conclusion when we commenced Lexapro's development. The effects of individual enantiomers on each other and their interaction with our biological system are varied and unpredictable. Whether the beneficial activity of a drug is due to one or the other enantiomer or whether it depends on the combination of both, or whether side effects are caused or restrained by one or the other of the enantiomers or their combination has to be determined experimentally in each and every case.

...OUR ANTIDEPRESSION FRANCHISE—LEXAPRO AND CELEXA—TOGETHER NOW COMMAND THE HIGHEST PERCENTAGE OF NEW PRESCRIPTIONS IN THE SSRI CATEGORY.

We compared Lexapro to Celexa and were delighted to find that it had a greater beneficial effect sooner and with an overall favorable side effect profile. Recent study results indicate our competitive advantages in comparison to other SSRI's. And by now many physicians have had experiences which confirm Lexapro's pre-eminent profile. And that is why Lexapro now accounts for over 50% of new prescriptions for our antidepressant products and over eleven percent of all new SSRI prescriptions only eight months after it was introduced. We continue to perform studies in order to obtain FDA approval for additional indications. Our most recent filings cover generalized anxiety disorder and panic disorder which will benefit many patients.

When we say Lexapro has advantages over other SSRI's, that means that for many patients it is less likely to have undesirable side effects, and it is more likely to offer greater effectiveness. That is not true for all patients because nothing is true for all patients but it is true for many patients. What that means is that for those patients for whom their current treatment is flawed, with undesirable side effects, for example, they are more likely to do better if switched to Lexapro. And for new patients the likelihood is that they will receive excellent results if they are started on Lexapro. That is our message; it is correct based on carefully controlled experiments, and based on physician experience. And that is why Lexapro is so successful.

Of course, the message has to be communicated to physicians often enough so that they hear it and remember it because nobody retains anything without repetition. And that takes marketing technology and persistence. And the physicians' experience has to confirm those claims on a sufficient number of their patients. But it is ultimately the product's own virtues and the physician's own experience that determines whether a product will be successful.

THE NEXT MAJOR PRODUCT WE EXPECT TO BE LAUNCHING, PERHAPS IN THE FIRST HALF OF NEXT YEAR, IS MEMANTINE, FOR ALZHEIMER'S DISEASE.

Benicar is the angiotensin receptor blocker (ARB) which we co-market with Sankyo Pharma for the treatment of hypertension. To achieve the desired reduction in blood pressure most physicians use several anti-hypertensive agents. That is because blood pressure is affected by several biological mechanisms. ARB's are the most recent effective and safe treatments for hypertension and Benicar, for many patients, is more effective than the other available ARB's. It is steadily growing in sales and market share. We are most pleased with our partnership with Sankyo, which is working smoothly and productively. We expect to launch a Benicar and diuretic combination product this year which should result in greater growth of this franchise.

The next major product we expect to be launching, perhaps in the first half of next year, is memantine, for Alzheimer's disease. Our NDA was submitted in December 2002 and accepted by the FDA for review in January 2003. Our NDA now includes a seminal study in which memantine was given to patients together with Aricept compared to Aricept alone. The object was to determine whether the two drugs, which have different modes of action, would together have a greater beneficial effect than Aricept alone, Aricept being an already approved drug for Alzheimer's disease. The results showed that patients receiving both drugs actually improved in their cognition, a measure of memory and thinking skills, above their baseline for the entire six months of the study. The patients on Aricept alone continued to decline. Memantine in combination with Aricept also outperformed Aricept alone on measures of daily function and overall outcome. Another carefully controlled study conducted by Dr. Barry Reisberg, and other investigators, which is part of our NDA, compared memantine alone to placebo and showed a significant improvement over placebo. That study is described in the April 3rd issue of the New England Journal of Medicine. The FDA has indicated that it will likely submit memantine to an Advisory Committee before the FDA's action date, which is now October 2003.

During the year, the FDA advised us that three products, for which we had submitted NDA's, acamprosate for alcoholism, lercanidipine for hypertension, and oxycodone/ibuprofen for acute pain, would require additional supporting data—not an unusual experience in our industry. In each case we are developing what we believe will be adequate responses to the FDA's requests, together with our partners, Merck KGaA for acamprosate, and Recordati S.p.A. for lercanidipine, and we are optimistic that all of these products will be approved over the next several years.

More imminently, we anticipate that Aerospan may be approved late this year or early next year. It is the successor to Aerobid, with very significant advantages over that product because it is a different formulation of flunisolide in a different delivery system. And studies continue with dexloxiglumide, our novel drug for irritable bowel syndrome. Later this year we should have the results of our Phase III studies which we hope will confirm the benefits observed in the large Phase II study. If the clinical results justify, we could file an NDA in 2004 and possibly have an approval by the end of 2005.

Neramexane is another NMDA receptor antagonist, similar in its mechanism of action to memantine, being studied this year in Phase II studies for several important diseases of the central nervous system.

And of course we have been busy this year and we will continue to be focused on expanding our portfolio of pipeline products. There are changes in the marketplace, in scientific research itself, and in Forest, which have resulted in changes in the paradigm of pipeline development for Forest. In the marketplace, there are more buyers and sellers, so to speak. There are many companies, including the largest pharmaceutical companies, resorting to licensing products from other, smaller or often startup companies to a greater degree than several years ago because of the inadequacy of their own internal development. In some cases, they are paying astronomical prices for barely conceived products with the kind of extravagance that is reminiscent of the HMO boom about ten years ago. That was when some Big Pharma companies bought HMO's and PBM's for billions of dollars and others made long-term contracts to sell their products to HMO's at significantly reduced prices to assure their inclusion in HMO formularies. Not so long afterwards they lost billions in disposing of their HMO's. And their long-term contracts were a drain on profits for years. Some companies reduced their salesforces because they assumed HMO's rather than physicians would be deciding what drugs patients would be taking. We went in the opposite direction—expanding our salesforce, and avoiding onerous long-term contracts. The parallel today is that some companies are paying large amounts for products barely out of the test tube that could not be justified if the products were approved and had already achieved their maximum sales potential. Those extravagant transactions are already subsiding and although they are intermittent and certainly not ubiquitous, in the meantime they sometimes do retard more reasonable transactions.

And there are more sellers because there is such a plethora of startup companies subsisting on the erstwhile boom in the availability of venture capital. Many of them are not engorged with capital any more. And so there are many opportunities to be carefully explored and evaluated and we are very busy doing just that.

> WE ARE MOST PLEASED WITH OUR PARTNERSHIP WITH SANKYO, WHICH IS WORKING SMOOTHLY AND PRODUCTIVELY.

In addition, scientific research has been significantly altered in recent years because of the unraveling of the genome which helps to identify biological targets and high through-put screening and other technologies which accelerate the discovery of molecules that can affect the growing number of target receptors.

Forest, of course, has also changed from the company that first licensed Celexa eight years ago. Our scientific staff has increased from about 100 people eight years ago to over 600 at present, with broader capabilities to participate in the earliest pharmacology experiments to the most advanced clinical studies. In addition, because of our increased size and profitability, we can now afford a more substantial research budget.

And we have the advantage for the time being of a busy schedule of important products to be launched and promoted for at least the next several years, and so we do not have the urgency that some other companies have. That does not mean we can be complacent, but we do not have to make what we think are foolish or grossly overpriced transactions relative to risk and market potential. And because of our acknowledged development and marketing success, we are usually included and sometimes on the top of a list of potential partners for products at all stages of development. Pipeline development continues to be a major activity at Forest and we are always evaluating and negotiating transactions for interesting products. I am confident we will augment our pipeline in a timely and sensible way, as we have consistently done in the past.

Forest's success above all, above our products, our factories, or our cash, is due to our employees. Because of our growth I can only know a limited number of them directly—an inevitable disappointment of expansion. But I do know what they produce in intellectual achievement and in the marketplace, and I know intimately the leadership that inspires them. It is that jewel of ambition, eagerness for challenge, a hard work ethic and superior intellectual capacity all around the company that really has produced our growth and that will assure its continuity. To them, we, stockholders and management, are deeply indebted. I say this every year in this report because I am aware of it every day during the year. They are the reason we continue to build and will continue to grow our company.

Sincerely,



Howard Solomon
Chairman and Chief Executive Officer



Howard Solomon
Chairman and
Chief Executive Officer

Kenneth E. Goodman
President and
Chief Operating Officer

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

The following accounting policies are important in understanding the Company's financial condition and results of operations and should be considered as an integral part of any financial review. Refer to Note 1 to the consolidated financial statements, "Summary of significant accounting policies" for additional policies.

Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. The Company is subject to risks and uncertainties, which may include, however not be limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements".

Goodwill and Other Intangible Assets
The Company has made acquisitions in the past that include goodwill, license agreements, product rights and other intangibles. Through fiscal 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives.

Effective with fiscal 2002, goodwill was no longer amortized but is subject to an annual impairment test based on its estimated fair value. License agreements, product rights and other intangibles will continue to be amortized over their useful lives and tested periodically to determine if they are recoverable from operating earnings on an undiscounted basis over their useful lives.

Revenue Recognition
Revenues are recorded in the period the merchandise is shipped. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. The accruals are estimated based on available information regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events, and the prevaling contractual discount rates. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates, which have not been material, are recorded when customer credits are issued or payments made to third parties.

FINANCIAL CONDITION AND LIQUIDITY

During fiscal year 2003 net current assets increased by $820,792,000 due to ongoing operations. Continued growth of the Company's principal promoted products, particularly our antidepressant franchise, contributed to increases in cash, accounts receivable and inventories. The Company expanded its antidepressant franchise in September 2002 with the launch of Lexapro™, a selective serotonin reuptake inhibitor (SSRI) for the treatment of depression. Lexapro is the single isomer of Celexa™, and together the two products achieved an overall market share of approximately 22% of new prescriptions at the end of the period. The antidepressant market continues to be one of the largest therapeutic markets within the U.S. pharmaceutical industry. During the year, portions of the Company's long-term investment portfolio matured and were placed into short-term cash equivalent investments as the returns on either type of investment did not vary significantly. In May 2002, the Company made a $43,960,000 marketing rights payment to Sankyo Pharma upon the launch of Benicar™*, an angiotensin receptor blocker for the treatment of hypertension. Pursuant to the co-promotion agreement, Forest is co-promoting Benicar with Sankyo for a period of up to six years and will receive a share of the product profits, as defined. The Company will continue to receive a reduced residual share of the product profits for a specified period thereafter. The payment to Sankyo was included in license agreements, product rights and other intangibles, and will be amortized against future revenues. The increases in the level of the Company's overall ongoing operations also contributed to increases in deferred income taxes, accounts payable, accrued expenses and income taxes payable.

Property, plant and equipment increased as the result of the continuing expansion of the Company's facilities in order to meet current and future product and research and

* Benicar is a registered trademark of Sankyo Pharma.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(cont'd)*

development demands. The Company is renovating a newly acquired building on Long Island to be used as a research and development facility and completed the renovation of leased office space in New Jersey. Further property expansions and acquisitions are planned in the future, including the expansion of its packaging and distribution facility also located on Long Island, to meet the needs from increased sales and related production, warehousing and distribution and for products under development.

The Company is a party to several license agreements for products currently under development that may obligate Forest, in future periods, to pay additional amounts subject to the achievement of certain product development milestones, as defined.

The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2018. Aggregate minimum rentals under noncancellable leases currently total $179,588,000. Refer to Note 8 to the consolidated financial statements, "Commitments".

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to facilitate potential acquisitions of products and capital investments.

RESULTS OF OPERATIONS

Net sales increased $640,080,000 to $2,206,706,000, a 41% increase from fiscal 2002. In September 2002, the Company launched Lexapro, the single isomer of Celexa. For the year, Lexapro sales amounted to $244,730,000 and Celexa sales amounted to $1,451,979,000. Combined, the antidepressant franchise contributed $608,915,000 to the net sales change. At March 31, 2003 Celexa's share of new prescriptions in the SSRI market was approximately 12% and Lexapro's share was approximately 10%. In clinical trials Lexapro demonstrated significant clinical benefits as compared to Celexa. Therefore, upon the introduction of Lexapro, the Company ceased nearly all promotion of Celexa. A portion of Lexapro's market share has come from Celexa and the Company anticipates sales of Celexa will decline as Lexapro continues to gain market share. Lexapro has patent protection until 2009 and the Company has applied for an extension to 2011. Celexa has Hatch-Waxman marketing exclusivity through July 2003 and was granted a six-month extension based upon FDA approval of Celexa for use in adolescents. Therefore, January 2004 is the first point at which a generic competitor may file an ANDA for review by the FDA. Net sales of Tiazac® increased $10,919,000 during the year due primarily to volume. On April 10, 2003 a generic equivalent product to Tiazac was introduced into the market. As a result, the Company expects sales of Tiazac to decline in the future. The remainder of the net sales change of $20,246,000 was due primarily to price increases for our generic and other non-promoted product lines.

Net sales in fiscal 2002 increased by $392,099,000 to $1,566,626,000, a 33% increase from fiscal 2001. Forest's leading product, Celexa, accounted for most of the increase with sales of $1,087,794,000, an increase of $373,435,000 or 52% from fiscal 2001, of which $21,777,000 was due to higher average net selling prices. As of March 31, 2002, Celexa had captured a 17.0% share of total prescriptions in the SSRI market. Tiazac sales increased $13,223,000 in fiscal 2002, of which $5,400,000 was due to volume increases and $7,823,000 was due to price. Sales of Aerobid® declined $15,998,000 during fiscal 2002 from a combination of competition in the inhaled steroid market and lower average selling prices realized due to a significant increase in government sales. Sales of Forest's generic and older unpromoted product lines increased by $21,439,000 from fiscal 2001, due principally to price increases.

Increases in other income in fiscal years 2003 and 2002 were the result of higher interest income resulting from increases in funds available for investment. Included in other income for all periods were royalties on sales of Climara®, a transdermal estrogen product, which amounted to $6,552,000, $5,899,000 and $6,827,000 in fiscal years 2003, 2002 and 2001, respectively.

Cost of sales as a percentage of sales was 23% in fiscal year 2003 as compared to 24% in fiscal years 2002 and 2001. The improvement was the result of an increase in overall plant utilization and of product mix, as our antidepressant franchise, which has a relatively lower cost of goods, increased to 77% of the total consolidated net sales for fiscal year 2003 as compared to 69% in fiscal year 2002 and 61% in 2001.

Selling, general and administrative expenses increased by $112,641,000 in fiscal year 2003 and $86,129,000 in fiscal year 2002. The increases resulted from increased marketing costs in connection with the launch of Lexapro and the hiring of additional sales representatives in connection with new product launches. During the first quarter of fiscal

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(cont'd)*

2003, the Company completed the 600-person salesforce expansion begun in the fourth quarter of fiscal 2002 and during the third quarter of this year, an additional 170 sales representatives were added to the salesforce. These expansions were undertaken to facilitate the launches of Benicar and Lexapro and have brought the total number of sales representatives and managers to approximately 2,300. The Company expects to further increase its salesforce in fiscal 2004 in anticipation of additional product launches.

The increases in research and development expense during each of the years presented were due primarily to costs associated with ongoing clinical trials and from staff increases and associated costs required to support currently marketed products and products in various stages of development. During the current fiscal year, particular emphasis was placed on memantine and dexloxiglumide. Memantine, a moderate-affinity uncompetitive N-methyl D-aspartate (NMDA) receptor antagonist, is being developed for the treatment of Alzheimer's disease. The Company filed an NDA for memantine's treatment of Alzheimer's disease in July 2002. Subsequent to this submission, the results of an additional clinical trial comparing a regimen of memantine in addition to Aricept®* showed significant benefits. Following the announcement of the results of the new study, the Company voluntarily withdrew and re-filed the NDA in December 2002, which now includes three clinical trials for moderate to severe Alzheimer's disease. During the year, clinical trials were conducted for additional indications for Lexapro, and a supplemental NDA was filed in November 2002 for generalized anxiety disorder. On May 1, 2003, the Company filed a second supplemental NDA to further expand the labeling for Lexapro to include an indication for the treatment of panic disorder. Dexloxiglumide, for the treatment of constipation-prone irritable bowel syndrome, is currently in Phase III clinical testing. Other products currently in our pipeline for which clinical studies are being conducted include: neramexane, an NMDA receptor antagonist, which is currently in Phase II clinical trials and is being tested for various CNS disorders; Aerospan® for asthma and oxycodone/ibuprofen for moderate to severe pain both of which received approvable letters and remain under review with the FDA. Forest received an approvable letter from the FDA in August 2002 regarding lercanidipine for the treatment of hypertension. In December 2002, the FDA indicated that it would require the Company to conduct additional clinical trials in order to approve the dosing regimen requested by Forest. The Company is presently re-formulating the current lercanidipine formulation and developing a clinical program to support the requested dosing regimen. The Company anticipates further increases in research and development for next year and beyond.

The effective income tax rate, as anticipated, declined to 24% for the current year, from 28% in fiscal years 2002 and 2001. The lower effective tax rate was a direct result of the increase in the proportion of income recognized by our Irish subsidiary, which is both the licensee and manufacturer of Celexa, Lexapro and several other products under development. The Company's Irish subsidiary is subject to a significantly lower tax rate than the rate in effect in the United States.

The Company expects to continue its profitability into fiscal 2004 with continued growth in its principal promoted products.

Inflation has not had a material effect on the Company's operations for the periods presented.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products and the risk factors listed from time to time in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, operations of the Company may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because the Company had no debt and only minimal foreign currency transactions, there was no material impact on earnings of fluctuations in interest and currency exchange rates.

* Aricept is a registered trademark of Eisai Co. Ltd.

SELECTED FINANCIAL DATA

March 31, *(In thousands)*	2003	2002	2001	2000	1999
Financial Position:					
Current Assets	$2,255,333	$1,195,112	$ 884,149	$ 676,472	$527,061
Current Liabilities	564,397	324,968	223,618	242,329	154,660
Net Current Assets	1,690,936	870,144	660,531	434,143	372,401
Total Assets	2,918,107	1,951,873	1,446,930	1,128,881	899,797
Total Stockholders' Equity	2,351,818	1,625,089	1,222,114	884,690	743,512

Years Ended March 31, *(In thousands, except per share data)*		2002	2001	2000	1999
Summary of Operations:					
Net Sales	$2,206,706	$1,566,626	$1,174,527	$872,822	$546,266
Other Income	39,100	35,198	30,647	26,479	77,722
Costs and Expenses	1,425,237	1,131,646	906,447	741,854	513,185
Income Before Income Tax Expense	820,569	470,178	298,727	157,447	110,803
Income Tax Expense	198,581	132,224	83,631	44,759	33,630
Net Income	621,988	337,954	215,096	112,688	77,173
Net Income Per Share:					
Basic	$1.72	$0.95	$0.62	$0.34	$0.24
Diluted	$1.66	$0.91	$0.59	$0.32	$0.22
Weighted Average Number of Common and Common Equivalent Shares Outstanding:					
Basic	360,874	355,390	349,056	335,132	325,780
Diluted	373,702	370,484	365,968	351,780	343,824

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend (refer to Note 1 to the consolidated financial statements).

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

Assets *(In thousands)*	2003	2002
Current assets:		
Cash (including cash equivalent investments of $1,263,156 in 2003 and $441,399 in 2002)	**$1,265,508**	$ 459,861
Marketable securities	**176,338**	151,660
Accounts receivable, less allowance for doubtful accounts of $16,925 in 2003 and $13,641 in 2002	**192,067**	116,290
Inventories, net	**452,886**	348,215
Deferred income taxes	**156,957**	90,710
Refundable income taxes		12,733
Other current assets	**11,577**	15,643
Total current assets	**2,255,333**	1,195,112
Marketable securities	**114,639**	281,347
Property, plant and equipment:		
Land and buildings	**174,725**	123,949
Machinery, equipment and other	**130,093**	102,104
	304,818	226,053
Less accumulated depreciation	**86,820**	67,014
	217,998	159,039
Other assets:		
Goodwill	**14,965**	14,965
License agreements, product rights and other intangibles	**279,171**	265,314
Deferred income taxes	**17,627**	16,364
Other	**18,374**	19,732
	330,137	316,375
	$2,918,107	$1,951,873

Liabilities and Stockholders' Equity *(In thousands, except for par values)*	2003	2002
Current liabilities:		
Accounts payable	**$ 151,719**	$ 79,396
Accrued expenses	**245,240**	164,250
Income taxes payable	**167,438**	81,322
Total current liabilities	**564,397**	324,968
Deferred income taxes	**1,892**	1,816
Commitments and contingencies		
Stockholders' equity:		
Series A junior participating preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 500,000; issued 399,011 shares in 2003 and 394,009 shares in 2002	**39,901**	39,401
Capital in excess of par	**687,905**	600,748
Retained earnings	**1,920,060**	1,298,072
Accumulated other comprehensive loss	**(3,429)**	(23,290)
Treasury stock, at cost (35,539 shares in 2003 and 35,497 shares in 2002)	**(292,619)**	(289,842)
	2,351,818	1,625,089
	$2,918,107	$1,951,873

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended March 31, 2003, 2002 and 2001

(In thousands, except per share data)	2003	2002	2001
Net sales	$2,206,706	$1,566,626	$1,174,527
Other income	39,100	35,198	30,647
	2,245,806	1,601,824	1,205,174
Costs and expenses:			
Cost of sales	504,922	371,061	284,079
Selling, general and administrative	715,432	602,791	516,662
Research and development	204,883	157,794	105,706
	1,425,237	1,131,646	906,447
Income before income tax expense	820,569	470,178	298,727
Income tax expense	198,581	132,224	83,631
Net income	$ 621,988	$ 337,954	$ 215,096
Net income per common and common equivalent share:			
Basic	$1.72	$0.95	$0.62
Diluted	$1.66	$0.91	$0.59
Weighted average number of common and common equivalent shares outstanding:			
Basic	360,874	355,390	349,056
Diluted	373,702	370,484	365,968

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended March 31, 2003, 2002 and 2001

(In thousands)	2003	2002	2001
Net income	**$621,988**	$337,954	$215,096
Other comprehensive income (loss), net of tax:			
Foreign currency translation gains (losses)	**17,169**	(424)	(6,620)
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period	**2,692**	(3,293)	1,359
Other comprehensive income (loss)	**19,861**	(3,717)	(5,261)
Comprehensive income	**$641,849**	$334,237	$209,835

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 31, 2003, 2002 and 2001

(In thousands)	Common stock Shares	Common stock Amount	Capital in excess of par	Retained earnings	Accumulated other comprehensive loss	Treasury stock Shares	Treasury stock Amount
Balance, March 31, 2000	374,050	$37,405	$400,149	$ 745,022	($ 14,312)	35,406	$283,574
Shares issued upon exercise of stock options and warrants	14,603	1,460	51,151				
Treasury stock acquired from employees upon exercise of stock options						45	2,711
Tax benefit related to stock options exercised by employees			77,689				
Other comprehensive loss					(5,261)		
Net income				215,096			
Balance, March 31, 2001	388,653	38,865	528,989	960,118	(19,573)	35,451	286,285
Shares issued upon exercise of stock options	5,356	536	34,216				
Treasury stock acquired from employees upon exercise of stock options						46	3,557
Tax benefit related to stock options exercised by employees			37,543				
Other comprehensive loss					(3,717)		
Net income				337,954			
Balance, March 31, 2002	394,009	39,401	600,748	1,298,072	(23,290)	35,497	289,842
Shares issued upon exercise of stock options	5,002	500	42,172				
Treasury stock acquired from employees upon exercise of stock options						42	2,777
Tax benefit related to stock options exercised by employees			44,985				
Other comprehensive income					19,861		
Net income				621,988			
Balance, March 31, 2003	399,011	$39,901	$687,905	$1,920,060	($ 3,429)	35,539	$292,619

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 31, 2003, 2002 and 2001

(In thousands)	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 621,988	$337,954	$215,096
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	21,119	14,320	10,623
Amortization and impairments	30,442	40,308	32,663
Deferred income tax benefit	(75,338)	(21,534)	(9,512)
Foreign currency translation loss (gain)	147	(667)	(55)
Tax benefit realized from the exercise			
of stock options by employees	52,889	28,188	79,973
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(75,777)	(699)	(23,782)
Inventories, net	(104,671)	(84,258)	(86,159)
Refundable income taxes	12,733	12,291	(13,703)
Other current assets	4,066	(5,696)	(1,590)
Increase (decrease) in:			
Accounts payable	72,323	37,475	(30,055)
Accrued expenses	80,990	25,112	13,376
Income taxes payable	86,116	38,763	(2,032)
Decrease (increase) in other assets	1,358	4,927	(4,587)
Net cash provided by operating activities	728,385	426,484	180,256
Cash flows from investing activities:			
Purchase of property, plant and equipment, net	(79,574)	(36,446)	(30,872)
Purchase of marketable securities	(741,015)	(680,467)	(113,672)
Redemption of marketable securities	883,045	373,635	40,136
Purchase of license agreements, product rights			
and other intangibles	(43,960)	(31,045)	(44,030)
Net cash provided by (used in) investing activities	18,496	(374,323)	(148,438)
Cash flows from financing activities:			
Net proceeds from common stock options			
exercised by employees under stock option plans	39,895	31,195	49,900
Effect of exchange rate changes on cash	18,871	(3,044)	(4,769)
Increase in cash and cash equivalents	805,647	80,312	76,949
Cash and cash equivalents, beginning of year	459,861	379,549	302,600
Cash and cash equivalents, end of year	$1,265,508	$459,861	$379,549

Supplemental disclosures of cash flow information: *(In thousands)*		2002	2001
Cash paid during the year for:			
Income taxes	$122,531	$74,977	$29,212

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies:

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. (the "Company") and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Foreign currency translation: An Irish subsidiary of the Company reports its financial position and results of operations in the reporting currency of the Company. The financial position and results of operations of the Company's other foreign subsidiaries, which in the aggregate are immaterial, are determined using the respective local currency.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments (primarily municipal bonds with interest rates that are re-set monthly) which are readily convertible into cash at par value (cost).

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Marketable securities: Marketable securities, which are all accounted for as available-for-sale, are stated at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and consist of investments in municipal bonds maturing through 2005.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Machinery, equipment and other	3-10

Leasehold improvements are amortized over the lesser of the useful life of the assets or the lease term.

Intangible assets: In April 2001, the Company adopted Statements of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. It also requires, upon adoption of SFAS 142, that the Company reclassify if necessary, the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. The Company has determined that the classification and useful lives utilized for its other intangible assets, which consist primarily of license and product rights agreements are appropriate (refer to Note 6). SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. The Company's goodwill relates to prior acquisitions, which operations have been integrated into the Company. Goodwill is tested at the end of the fiscal year. No impairment in the recorded goodwill was identified as of March 31, 2003.

The Company's previous business combinations were accounted for using both the pooling-of-interests and purchase methods. At March 31, 2001, the net carrying amount of goodwill from prior purchase transactions was $14,965,000, which was being amortized by $626,000 each year. Annual amortization of this amount ceased effective April 1, 2001.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. The accruals are estimated based on available information regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events, and the prevaling contractual discount rates. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates, which have not been material, are recorded when customer credits are issued or payments made to third parties.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expenses and are not material.

Research and development: Expenditures for research and development, including licensing fees of early-stage development products, are charged to expense as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Note 1. Summary of significant accounting policies: *(cont'd)*

Savings and profit sharing plan: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $14,600,000, $11,000,000 and $8,200,000 for fiscal years 2003, 2002 and 2001, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. The two-for-one stock split effected as a 100% stock dividend in December 2002 has been reflected retroactively for all outstanding common stock, stock options and warrants.

Accumulated other comprehensive loss: Other comprehensive loss refers to revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive loss is comprised of the cumulative effects of foreign currency translation and unrealized gains (losses) on securities which amounted to approximately ($3,557,000) and $128,000 at March 31, 2003 and ($20,726,000) and ($2,564,000) at March 31, 2002.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Long-lived assets: Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Stock-based compensation: The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." The Company has never granted options below market price on the date of grant.

SFAS 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of zero for all three fiscal years; expected volatility of 31.29% in fiscal 2003, 27.62% in fiscal 2002 and 43.59% in fiscal 2001; risk-free interest rates of 4.3% in fiscal 2003, 5.4% in fiscal 2002 and between 4.9% and 6.5% in fiscal 2001; and expected lives of 5 to 10 years for all three fiscal years.

Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Years ended March 31,	2003	2002	2001
(In thousands, except per share data)			
Net income:			
As reported	**$621,988**	$337,954	$215,096
Deduct: Total stock-based employee compensation expense determined under fair value method	**(32,594)**	(65,659)	(45,281)
Pro forma	**$589,394**	$272,295	$169,815
Net income per common share:			
Basic:			
As reported	**$1.72**	$0.95	$0.62
Pro forma	**$1.63**	$0.77	$0.49
Diluted:			
As reported	**$1.66**	$0.91	$0.59
Pro forma	**$1.58**	$0.73	$0.46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Note 1. Summary of significant accounting policies: *(cont'd)*

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the short maturity of these items.

Recent accounting standards: In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this standard are effective for fiscal years ending after December 15, 2002. The Company has elected to continue using the intrinsic value method and has incorporated these expanded disclosures into these footnotes.

Note 2. Earnings per share:

A reconciliation of shares used in calculating basic and diluted earnings per share follows:

Years ended March 31,	2003	2002	2001
(In thousands)			
Basic	360,874	355,390	349,056
Effect of assumed conversion of employee stock options and warrants	12,828	15,094	16,912
Diluted	373,702	370,484	365,968

Options and warrants to purchase approximately 3,110,600, 4,591,600 and 4,814,800 shares of common stock at exercise prices ranging from $28.99 to $53.23 per share were outstanding during a portion of fiscal 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options and warrants expire through 2012.

Note 3. Business operations:

The Company and its subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical and other pharmaceutical products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2003, 2002 and 2001, are from the Company's or one of its subsidiaries' country of origin, as follows:

(In thousands)	2003		2002		2001	
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
United States	$2,167,021	$420,760	$1,531,100	$347,026	$1,138,156	$365,619
Ireland	7,152	106,159	6,019	108,517	6,003	82,090
United Kingdom	32,533	3,589	29,507	3,507	30,368	4,253
	$2,206,706	$530,508	$1,566,626	$459,050	$1,174,527	$451,962

Net sales exclude sales between the Company and its subsidiaries.

For the years ended March 31, 2003, 2002 and 2001, McKesson Drug Company, AmerisourceBergen Corporation and Cardinal Distributors, Inc. accounted for 25%, 22% and 21%, 23%, 23% and 19%, and 22%, 23% and 17%, respectively, of the Company's net sales.

The Company's antidepressant franchise consisting of Celexa™, a selective serotonin reuptake inhibitor ("SSRI") for the treatment of depression, launched in September 1998 and Lexapro™, an SSRI launched in September 2002, accounted for 77%, 69% and 61% of the Company's net sales for the years ended March 31, 2003, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Note 4. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

March 31, *(In thousands)*	2003	2002
Raw materials	$101,607	$186,646
Work in process	38,190	14,480
Finished goods	313,089	147,089
	$452,886	$348,215

Note 5. Marketable securities:

The composition of the investment portfolio at March 31 was:

(In thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Market value
2003				
State and local obligations	$290,849	$128		$290,977
2002				
State and local obligations	$435,571		($2,564)	$433,007

The contractual maturities of debt securities at March 31, 2003 consist of the following:

(In thousands)	Cost	Fair value
Less than one year	$176,104	$176,338
One to two years	114,745	114,639
	$290,849	$290,977

The net unrealized holding gains of approximately $128,000 and $729,000 at March 31, 2003 and 2001, respectively, as well as the net unrealized holding loss of approximately $2,564,000 at March 31, 2002 are included in Stockholders' equity: Accumulated other comprehensive loss.

Note 6. Intangible assets:

License agreements, product rights and other intangibles consist of the following:

		March 31, 2003		March 31, 2002	
(In thousands, except for amortization periods which are stated in years)	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:					
License agreements	16	$193,709	$ 64,200	$198,709	$ 48,081
Product rights	14	81,473	12,463	32,226	11,951
Buy-out of royalty agreements	9	95,061	39,612	95,061	28,262
Trade names	34	34,190	13,842	34,190	12,713
Non-compete agreements	9	22,987	22,064	22,987	20,833
Other	2	8,847	4,915	8,847	4,866
Total	14	$436,267	$157,096	$392,020	$126,706

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Note 6. Intangible assets: *(cont'd)*

Amortization of license agreements, product rights and other intangibles for fiscal years ended 2003, 2002 and 2001 amounted to approximately $30,442,000, $40,308,000 and $32,037,000, respectively. The annual amortization expense expected for fiscal years 2004 through 2008 is $20,574,000, $24,130,000, $24,130,000, $21,719,000 and $21,269,000, respectively.

During fiscal years 2003 and 2002, the Company determined that certain product rights were impaired due to a significant reduction in sales of those products because of heightened competition. These impairments amounted to $5,000,000 in fiscal 2003 and $16,375,000 in fiscal 2002, and are included in amortization expense.

Marketing agreements: In December 2001, the Company signed a marketing agreement with Sankyo Pharma to co-promote Benicar™ for the treatment of hypertension. The Company will co-promote the product for a period of six years and receive a share of the product profits during that period, as defined. The Company will receive a reduced share of the product profits thereafter. Benicar was commercially launched in the first quarter of fiscal 2003, at which time the Company paid Sankyo $43,960,000. The costs incurred for Benicar are included in product rights and will be amortized in the future based on estimated revenues.

Note 7. Accrued expenses:

Accrued expenses consist of the following:

March 31, *(In thousands)*	2003	2002
Employee compensation and other benefits	$ 69,972	$ 45,498
Managed care and Medicaid rebates	123,984	73,237
Clinical research and development costs	31,814	23,408
Other	19,470	22,107
	$245,240	$164,250

Note 8. Commitments:

Leases: The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2018. Rent expense approximated $25,843,000, $18,802,000 and $15,034,000 for fiscal years ended March 31, 2003, 2002 and 2001, respectively. Aggregate minimum rentals under noncancellable leases are as follows:

Year ending March 31, *(In thousands)*	
2004	$ 28,911
2005	24,916
2006	18,333
2007	13,452
2008	13,342
Thereafter	80,634
	$179,588

Royalty agreements: The Company has royalty agreements on certain of its licensed products. Royalties are paid based on a percentage of sales, as defined. For fiscal years ended March 31, 2003, 2002 and 2001, royalties amounted to $22,247,000, $19,938,000 and $19,977,000, respectively.

License agreements: The Company has entered into several license agreements for products currently under development. The Company may be obligated in future periods to pay additional amounts subject to the achievement of certain product milestones, as defined.

Note 9. Stockholders' equity:

Preferred stock purchase rights: On September 30, 1994, the Company's Board of Directors declared a dividend of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock, par value $.10 per share. Each Right will entitle the holder to buy one eighth of one-hundredth of a share of authorized Series A Junior Participating Preferred Stock, par value $1.00 per share ("Series A Preferred Stock") at an exercise price of $250 per Right, subject to adjustment. Prior to becoming exercisable, the Rights are evidenced by the certificates representing the common stock and may not be traded apart from the common stock. The Rights become exercisable on the tenth day after public announcements that a person or group has acquired, or obtained the right to acquire, 20% or more of the Company's outstanding common stock, or an announcement of a tender offer that would result in a beneficial ownership by a person or group of 20% or more of the Company's common stock.

If, after the Rights become exercisable, the Company is a party to certain merger or business combination transactions, or transfers 50% or more of its assets or earning power, or if

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Note 9. Stockholders' equity: *(cont'd)*

an acquirer engages in certain self-dealing transactions, each Right (except for those held by the acquirer) will entitle its holder to buy a number of shares of the Company's Series A Preferred Stock or, in certain circumstances, a number of shares of the acquiring company's common stock, in either case having a value equal to two-and-one-half times the exercise price of the Right. The Rights may be redeemed by the Company at any time up to ten days after a person or group acquires 20% or more of the Company's common stock at a redemption price of $.001 per Right. The Rights will expire on September 30, 2004.

The Company has reserved 900,000 shares of Series A Preferred Stock for the exercise of the Rights.

Stock options: The Company has various Employee Stock Option Plans whereby options to purchase an aggregate of 52,000,000 shares of common stock have been or remain to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. Both incentive and non-qualified options may be issued under the plans. The options are exercisable for five to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 3.75 to $15.00	14,510,470	3.6	$ 9.09	11,848,360	$ 8.41
15.01 to 30.00	3,526,364	3.0	22.32	897,144	22.67
30.01 to 53.23	13,486,518	6.3	38.91	4,929,123	34.87
	31,523,352	4.7	$23.33	17,674,627	$16.51

Transactions under the stock option plans are summarized as follows:

	Shares	Weighted average exercise price
Shares under option at March 31, 2000 (at $3.03 to $16.69 per share)	38,767,708	$ 6.51
Granted (at $21.09 to $33.46 per share)	9,319,500	28.20
Exercised (at $3.03 to $16.69 per share)	(13,681,412)	3.82
Cancelled	(432,520)	15.06
Shares under option at March 31, 2001 (at $3.71 to $33.46 per share)	33,973,276	13.44
Granted (at $31.43 to $41.49 per share)	4,884,100	38.48
Exercised (at $3.71 to $33.46 per share)	(5,402,722)	6.44
Cancelled	(782,920)	21.09
Shares under option at March 31, 2002 (at $3.71 to $41.49 per share)	32,671,734	18.18
Granted (at $35.86 to $53.23 per share)	4,516,200	44.78
Exercised (at $3.71 to $41.49 per share)	(5,002,043)	8.44
Cancelled	(662,539)	29.43
Shares under option at March 31, 2003 (at $3.75 to $53.23 per share)	31,523,352	$23.33
Options exercisable at March 31:		
2001	13,633,656	$ 7.47
2002	18,355,342	14.27
2003	17,674,627	16.51
Weighted average fair value of options granted during:		
2001		$15.80
2002		15.32
2003		18.81

At March 31, 2003, 7,868,884 shares were available for grant.

In connection with the acquisition of product rights in fiscal 1995, the Company issued 2,240,000 warrants, which expire on July 7, 2004, at an exercise price of $5.72 per share, which was equal to the then fair market value of the Company's common stock. As of March 31, 2003, 131,456 warrants remain outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Note 10. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation has ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "In re Brand Name Prescription Drugs Antitrust Litigation."

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including the Company, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in favor of the Company.

Following the Seventh Circuit's affirmance of the directed verdict in favor of the Company, the Company has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company, together with other manufacturers, remains a defendant in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings have been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims.

On January 14, 2003, Forest Pharmaceuticals, Inc., a wholly-owned subsidiary of the Company, was named as a defendant, together with 29 other manufacturers of pharmaceutical products, in an action brought in the United States District Court for the Eastern District of New York by the County of Suffolk, New York, as plaintiff. The action alleges that plaintiff County was overcharged for its share of Medicare and Medicaid drug reimbursement costs as a result of reporting by manufacturers of "Average Wholesale Prices" which did not correspond to actual provider costs of prescription drugs. The action includes counts under the Federal RICO and False Claims Acts, as well as claims arising under state statutes and common law. The action asserts substantially similar claims to other actions (none of which include the Company as a defendant) which have been brought in various Federal District and State Courts by various plaintiffs against pharmaceutical manufacturers and which have been assigned to the United States District Court of the District of Massachusetts under the caption "In re Pharmaceutical Industry AWP Litigation" for coordinated treatment. The action brought by plaintiff has been transferred to the District of Massachusetts for coordination with these multi-district proceedings. Forest has not yet filed an answer to plaintiff's complaint and negotiations are underway as to the required timing for such answer. The Company believes there is no merit to this action and intends to seek its dismissal and otherwise contest the matter.

The Company is not subject to any other pending legal proceedings, other than ordinary routine claims incidental to its business.

Note 11. Other income:

Other income consists of the following:

Years ended March 31, *(In thousands)*	2003	2002	2001
Interest and dividends	$30,343	$27,464	$22,067
Contract revenue	6,552	5,899	6,827
Other income	2,205	1,835	1,753
	$39,100	$35,198	$30,647

Note 12. Income taxes:

The Company and its U.S. subsidiaries file a consolidated federal income tax return.

Income before income tax expense includes income from foreign operations of $446,737,000, $122,660,000 and $111,891,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Note 12. Income taxes: *(cont'd)*

The provision for income taxes consists of the following:

Years ended March 31, *(In thousands)*	2003	2002	2001
Current:			
U.S. federal	$118,293	$101,393	($ 1,017)
State and local	10,683	10,000	2,670
Foreign	92,053	14,177	11,517
	221,029	125,570	13,170
Deferred:			
Domestic	(40,102)	(22,152)	(8,848)
Foreign	(35,236)	618	(664)
	(75,338)	(21,534)	(9,512)
Charge in lieu of income taxes, relating to the tax effect of stock option tax deduction	52,890	28,188	79,973
	$198,581	$132,224	$83,631

No provision has been made for income taxes on substantially all of the undistributed earnings of the Company's foreign subsidiaries of approximately $1,238,900,000 at March 31, 2003 as the Company intends to indefinitely reinvest such earnings.

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31, *(percentage of income before income tax expense)*	2003	2002	2001
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations (principally Ireland)	(10.4)	(5.8)	(6.7)
State and local taxes, less federal tax benefit	0.9	1.3	1.2
Research credit	(0.4)	(0.3)	0.0
Permanent differences and other	(0.9)	(2.1)	(1.5)
	24.2%	28.1%	28.0%

The Company's effective tax rate is lower than the statutory rate principally as a result of the operations of the Company's Irish subsidiary which operates under tax incentives that currently expire in 2010. The Company's Irish subsidiary is the licensee and manufacturer of Celexa, Lexapro and several other products under development. The Irish subsidiary shares in the income and expense of those products pursuant to Section 482 and other related regulations of the U.S. tax code which are subject to Internal Revenue Service ("IRS") review.

The IRS has completed and closed its audits of our tax returns through fiscal 1995.

Net deferred income taxes consist of the following:

March 31, *(In thousands)*	2003	2002
Inventory valuation	$ 52,454	$ 14,402
Receivable reserves and other allowances	85,392	56,979
Depreciation	(3,120)	(2,609)
Amortization	9,606	8,231
Tax credits and other carryforwards	264	264
Accrued liabilities	14,955	7,415
Expenses deferred for tax purposes	6,517	6,757
Employee stock option tax benefits	7,720	15,137
Other	(1,096)	(1,318)
	$172,692	$105,258

Note 13. Quarterly financial data (unaudited):

(In thousands, except per share data)

2003	Net sales	Gross profit	Net income	Diluted earnings per share
First quarter	$467,189	$356,516	$123,828	$0.33
Second quarter	531,599	411,766	142,842	0.38
Third quarter	586,804	452,441	174,581	0.47
Fourth quarter	621,114	481,061	180,737	0.48
2002				
First quarter	$350,508	$267,316	$74,046	$0.20
Second quarter	376,267	287,274	79,960	0.21
Third quarter	403,100	307,452	87,395	0.24
Fourth quarter	436,751	333,523	96,553	0.26

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
April 17, 2003

BDO SEIDMAN, LLP

FORM 10-K

The Company's Annual Report on Form 10-K to the Securities and Exchange Commission for fiscal 2003 is available to stockholders upon written request to: Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022-4731.

ANNUAL MEETING

The fiscal 2003 annual meeting of stockholders of Forest Laboratories, Inc. will be held in New York City at 270 Park Avenue, 11th floor, on Monday August 11, 2003 at 10:00 a.m.

STOCK MARKET DATA

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The following table shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

QUARTERLY STOCK MARKET PRICES

	High	Low
April – June 2001	39.140	26.750
July – September 2001	41.125	31.875
October – December 2001	41.595	32.880
January – March 2002	42.500	38.075
April – June 2002	41.775	34.150
July – September 2002	41.725	32.125
October – December 2002	54.990	42.950
January – March 2003	56.360	44.450

As of June 10, 2003 there were 1,883 stockholders of record of the Company's common stock.

Corporate

HOWARD SOLOMON
Chairman & Chief Executive Officer

KENNETH E. GOODMAN
President & Chief Operating Officer

LAWRENCE S. OLANOFF, M.D., PH.D.
Executive Vice President — Scientific Affairs

ELAINE HOCHBERG
Senior Vice President — Marketing

RAYMOND STAFFORD
Executive Vice President — Global Marketing

JOHN A. DIBELLA
Vice President — Controller

JOHN E. EGGERS
Vice President — Finance & Chief Financial Officer

IVAN GERGEL, M.D.
Vice President — Clinical Development & Medical Affairs

SHANKAR HARIHARAN, PH.D.
Vice President — Pharmaceutical Research & Development

BERNARD J. MCGOVERN
Vice President — Human Resources

RICHARD S. OVERTON
Vice President — Operations & Facilities

MARY E. PREHN
Vice President — Licensing & Corporate Development

CHARLES E. TRIANO
Vice President — Investor Relations

JANICE WAHL, M.D.
Vice President — Project Management & Development

KEVIN WALSH
Vice President — Information Systems

WILLIAM J. CANDEE III
Secretary

Subsidiary/Division

MICHAEL F. BAKER
Executive Vice President — Trade Sales & Development
Forest Pharmaceuticals

WILLIAM B. SPARKS
Executive Vice President
Forest Pharmaceuticals

SEBASTIAN P. ASSENZA, PH.D.
Vice President — Analytical & Chemical R&D
Forest Research Institute

GERARD J. AZZARI
Vice President — Sales
Forest Pharmaceuticals

JOHN CASTELLANA, PH.D.
Vice President — Biostatistics
Forest Research Institute

MARK A. DEVLIN
Vice President — Sales
Forest Pharmaceuticals

C. DOUGLAS GLIDEWELL
Vice President — Finance
Forest Pharmaceuticals

TERRILL J. HOWELL
Vice President — Operations
Forest Pharmaceuticals

JEFFREY JONAS, M.D.
Vice President — CNS
Forest Research Institute

JEROME LYNCH
Vice President — Sales
Forest Pharmaceuticals

SHASHANK MAHASHABDE, PH.D.
Vice President — Developmental Pharmaceuticals & Clinical Packaging
Forest Research Institute

NEIL SHUSTERMAN, M.D.
Vice President — Internal Medicine
Forest Research Institute

RAYMOND STAFFORD
Chief Executive Officer
Forest Laboratories Europe

WILLIAM J. CANDEE III
Of Counsel, Rivkin Radler, LLP (Attorneys at Law)

GEORGE S. COHAN
President — The George Cohan Company (Consultants)

DAN L. GOLDWASSER
Partner — Vedder, Price, Kaufman & Kammholz (Attorneys at Law)

KENNETH E. GOODMAN

LESTER B. SALANS, M.D.
Clinical Professor, Mount Sinai Hospital & Industry Consultant

PHILLIP M. SATOW
Independent Consultant

HOWARD SOLOMON

BDO SEIDMAN, LLP
New York, New York

Address stockholder inquiries to:
MELLON INVESTOR SERVICES, LLC
85 Challenger Road
Ridgefield Park
New Jersey 07660
T: 1.800.313.9450



FOREST LABORATORIES, INC.
909 THIRD AVENUE, NEW YORK, NY 10022-4731